August 8, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Laura Nicholson, Office of Transportation and Leisure

Re: X Rail Enterprises, Inc.
Registration Statement on Form S-1
Submitted January 12, 2018
CIK No. 0001697935
File No. 333-222530

Ladies and Gentlemen:

On behalf of X Rail Enterprises, Inc. (the "Company"), please accept this letter as the Company's response to the comments of the reviewing Staff of the Securities and Exchange Commission (the "Staff") in connection with the above referenced submission as set forth in the comment letter of August 6, 2018.

General

1.
We note that you have removed certain disclosure relating to selling stockholders, but that you continue to reference the "resale" of the common stock in the footnotes to the fee table, on the prospectus cover page, and in the prospectus summary. Similarly, your registration statement refers to "selling stockholders" on the prospectus cover page. If you are not registering the resale of common stock by selling stockholders, please revise to remove such references to selling stockholders and the resale of the common stock.

Response:

We have removed all references to selling stockholders and the resale of the common stock.

Exhibit 23.1

2.
The consent filed as Exhibit 23.1 makes reference to the auditor's report dated July 27, 2018. However, we note that the auditor's report included in the registration statement is dated May 21, 2018. Please obtain and file an auditor's consent that makes reference to auditor's report dated May 21, 2018.

Response:

We obtained and filed an auditor's consent that makes reference to auditor's report dated May 21, 2018.

Very Truly Yours,

/s/ Michael Barron
X Rail Entertainment, Inc.